JUPITERS LIMITED
ABN 78 010 741 045
Level 9, Niecon Tower
17 Victoria Avenue
PO Box 1400
Broadbeach QLD 4218
Australia
Telephone 07 5584 8900
Facsimile 07 5538 6315


7 January 2003

DISTRIBUTION SCHEDULE OF NUMBER OF HOLDERS AND 20 LARGEST HOLDERS

As a result of Jupiters Limited's ("Jupiters") offer for all of the units in Breakwater Island Trust and pursuant to Listing Rule 3.4.1, following are: -

- in annexure 1, a distribution schedule of the number of holders in each class of equity securities in Jupiters in accordance with Listing Rule 4.10.7; and

- in annexure 2, the names of, and percentages held by, the 20 largest holders of each class of quoted equity securities in Jupiters in accordance with Listing Rule 4.10.9



Jupiters Limited is a public listed company with interests in tourism, leisure and gaming. It owns Jupiters Casino on the Gold Coast and Treasury Casino in Brisbane, as well as holding an investment in and the management contract for the Townsville casino. In addition, the Company operates Keno in Queensland and New South Wales, online sportsbetting through Centrebet based in the Northern Territory and provides technology services. Jupiters Limited is based on the Gold Coast, Queensland, has over 21,000 investors in ordinary shares, over 5,200 Jupiters RPS securityholders and employs over 5,000 staff.

-------------------------------------------------------------------------------

ANNEXURE 1

DISTRIBUTION SCHEDULE OF NUMBER OF HOLDERS OF ORDINARY SHARES AND JUPITERS RESET PREFERENCE SHARES ("RPS") AS AT 6 JANUARY 2003

                         ORDINARY SHARES   RPS
SHARE DISTRIBUTION BAND
1 - 1,000 . . . . . . .            8,523  5,176
1,001 - 5,000 . . . . .           10,912     76
5,001 - 10,000. . . . .            1,492     15
10,001 - 100,000. . . .              733     21
100,001 and over. . . .               83      3
TOTAL . . . . . . . . .           21,743  5,291

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ANNEXURE 2

LARGEST 20 HOLDERS OF ORDINARY SHARES AND RPS AS AT 6 JANUARY 2003

                       |   NUMBER   |       %       |            |        |
     HOLDERS           |     OF     |      OF       |            |        |
     ORDINARY          |  ORDINARY  |   ORDINARY    |  HOLDERS   | NUMBER | % OF
     SHARES            |   SHARES   |    SHARES     |  OF RPS    | OF RPS |  RPS
     -----------------  -----------  ---------------  ------------  -------  ---
 --

     JP Morgan                                        Westpac
     Nominees                                         Custodian
     Australia                                        Nominees
  1  Limited . . . .     19,121,987              9.5  Limited       141,350  7.4
 --  -----------------  -----------  ---------------  ------------  -------  ---
                                                      RBC Global
                                                      Services
                                                      Australia
     CSS/PSS                                          Nominees
  2  Pty Ltd . . . .     17,787,284              8.8  Pty Ltd       135,070  7.1
 --  -----------------  -----------  ---------------  ------------  -------  ---
     Westpac
     Custodian                                        ANZ
     Nominees                                         Nominees
  3  Limited . . . .     12,715,682              6.3  Ltd           101,840  5.4
 --  -----------------  -----------  ---------------  ------------  -------  ---
                                                      UBS Warburg
     National                                         Private Clients
     Nominees                                         Nominees
  4  Limited . . . .     10,445,129              5.2  Pty Ltd        70,947  3.7
 --  -----------------  -----------  ---------------  ------------  -------  ---
     RBC Global                                       JP Morgan
     Services                                         Nominees
     Aust Nominees                                    Australia
  5  Pty Limited . .      5,958,825              3.0  Limited        64,936  3.4
 --  -----------------  -----------  ---------------  ------------  -------  ---
     RBC Global
     Services                                         NRMA
     Aust Nominees                                    Nominees
  6  Pty Limited . .      5,909,418              2.9  Pty Limited    53,645  2.8
 --  -----------------  -----------  ---------------  ------------  -------  ---
     Commonwealth
     Custodial
     Services                                         Pacor
  7  Limited . . . .      5,586,671              2.8  Secoma Sa      46,585  2.5
 --  -----------------  -----------  ---------------  ------------  -------  ---
                                                      RBC Global
                                                      Services
     Amp                                              Australian
     Life                                             Nominees
  8  Limited . . . .      5,428,360              2.7  Pty Ltd        44,275  2.3
 --  -----------------  -----------  ---------------  ------------  -------  ---
     RBC Global
     Services Aust                                    National
     Nominees Pty                                     Nominees
  9  Limited . . . .      5,374,145              2.7  Limited        29,993  1.6
 --  -----------------  -----------  ---------------  ------------  -------  ---
     CSFB Fourth
     Nominees Pty                                     Sandhurst
 10  Limited . . . .      4,640,179              2.3  Trustees Ltd   28,031  1.5
 --  -----------------  -----------  ---------------  ------------  -------  ---
     Westpac                                          Permanent
     Financial                                        Trustee
     Services                                         Australia
 11  Limited . . . .      3,932,835              1.9  Limited        27,779  1.5
 --  -----------------  -----------  ---------------  ------------  -------  ---
     Cogent                                           Brispot
     Nominees                                         Nominees
 12  Pty Limited . .      3,712,085              1.8  Pty Ltd        27,597  1.5
 --  -----------------  -----------  ---------------  ------------  -------  ---
     RBC Global
     Citicorp                                         Services Aust
     Nominees                                         Nominees
 13  Pty Limited . .      3,631,275              1.8  Pty Limited    22,850  1.2
 --  -----------------  -----------  ---------------  ------------  -------  ---
     Cogent                                           Cogent
     Nominees                                         Nominees
 14  Pty Limited . .      3,075,136              1.5  Pty Limited    21,518  1.1
 --  -----------------  -----------  ---------------  ------------  -------  ---
     Citicorp                                         Equity
     Nominees                                         Trustees
 15  Pty Limited . .      3,058,303              1.5  Limited        14,581  0.8
 --  -----------------  -----------  ---------------  ------------  -------  ---
                                                      Permanent
     MLC                                              Trustee
 16  Limited . . . .      1,837,174              0.9  Aust Limited   14,540  0.8
 --  -----------------  -----------  ---------------  ------------  -------  ---
                                                      RBC Global
     ANZ                                              Services Aust
     Nominees                                         Nominees Pty
 17  Limited . . . .      1,789,784              0.9  Limited        14,136  0.7
 --  -----------------  -----------  ---------------  ------------  -------  ---
     HSBC
     Custody                                          Berne No 132
     Nominees                                         Nominees
 18  (Aust) Limited.      1,776,147              0.9  Pty Ltd        13,500  0.7
 --  -----------------  -----------  ---------------  ------------  -------  ---
     Guardian                                         JB Were
     Trust Australia                                  Capital Markets
 19  Limited . . . .      1,681,667              0.8  Limited        12,399  0.6
 --  -----------------  -----------  ---------------  ------------  -------  ---
     RBC Global
     Citicorp                                         Services Aust
     Nominees                                         Nominees
 20  Pty Limited . .      1,607,443              0.8  Pty Limited    12,314  0.6
 --  -----------------  -----------  ---------------  ------------  -------  ---
     TOTAL . . . . . .  119,069,529             59.0                897,886 47.2
     -----------------  -----------  ---------------  ------------  -------  ---


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END